SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Closure Notice for Public Debenture Issuance
“This notice is exclusively for information purposes, it is not a debenture offer”

NET Serviços de Comunicação S.A.
Publicly Held Company- Corporate Taxpayer’s ID (CNPJ/MF) # 00.108.786/0001 -65
Rua Verbo Divino, nº 1.356, 1º andar - São Paulo – SP

ISIN: BRNETCDBS032
Standard & Poor’s: brBBB+

NET SERVIÇOS DE COMUNICAÇÃO S.A. (“Issuer”), BANCO ITAÚ BBA S.A. (Lead Coordinator), UNIBANCO – UNIÃO DOS BANCOS BRASILEIROS S.A., BANCO SANTANDER BRASIL S.A., and HSBC BANK BRASIL S.A. – BANCO MÚLTIPLO (jointly with the “Managers”) and BANCO ABC BRASIL S.A. (“Contracted Coordinator”) announce that 65,000 (sixty five thousand) simple registered book-entry non convertible debentures, in single trench, non-guaranteed and non-preferred were subscripted and fully paid at registered unit price of R$ 10,000.00 (ten thousand reais), on the issuance date, August 15, 2005, of the 5th issuance (“Issuance), summing up the total amount of:

R$ 650,000,000.00

The issuance was approved in compliance with the Issuer’s Board of Directors Meeting, held on September 2, 2005 and September 9, 2005 (“RCAs”). The first minute was duly filed at the Commercial Board of the State of São Paulo (“JUCESP”), under # 249.206/05 -5, and published in the Official Gazette of the State of São Paulo on September 3, 2005 and in the newspaper “Valor Econômico”, national edition, on September 5, 2005. The second minute was filed at JUCESP under #264.790/05 -4, and published in the Official Gazette of the State of São Paulo on September 10, 2005 and in the newspaper “Valor Econômico”, national edition, on September 12, 2005.

Attorney in fact and Underwriter Bank of the Issuance is Banco Bradesco S.A.

Debênture allocation	Number of	Number of
	Acquirers	acquired
		debentures
Individuals	0	0
Investment Clubs	0	0
Investment Funds	10	15,225
Private Pension Entities	1	200
Insurance Companies	0	0
Foreign Investors	0	0
Contracted Coordinators connected to the Public Issuance Syndicate	5	47,075
Financial Institutions connected to the Issuer, or syndicated brokerage houses	0	0
Other financial institutions	1	2,500
Other Legal Entities connected to the Company or syndicated brokerage houses	0	0
Other legal entities	0	0
Partners, managers, employees, representatives and other parties connected to the Company or syndicated brokerage houses	0	0
Total	17	65,000

Registry at CVM (Brazilian Securities Commission) Under # CVM/SRE/DEB/2005/042 on September 13,
2005.
Fiduciary Agent
Oliveira Trust Distribuidora De Títulos E Valores Mobiliários S.A.

“This present public offering was prepared in accordance with the provisions of the Self-Regulation Code of ANBID (Brazilian Association of Investment Banks and Securities Dealers) related to Public Offerings of Marketable Securities registered with the 5th Registry of Deeds and Documents of the state of Rio de Janeiro under # 497585, in compliance with the minimum standards of information contained therein, and ANBID does not assume any responsibility for the referred information, the quality of the Issuer/Offeror, the Participant Institutions and the marketable securities, purpose of the offer.”

Leader Coordinator

Coordinators

Contracted Coordinator

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.